UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

___________________________

SCHEDULE 14D-9

Solicitation/Recommendation Statement
under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 3)

___________________________

YATRA ONLINE, INC.
(Name of Subject Company)

___________________________

YATRA ONLINE, INC.
(Name of Person Filing Statement)

___________________________

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G98338109
(CUSIP Number of Class of Securities)

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Siddhartha Gupta
Chief Executive Officer
Yatra Online, Inc.
Gulf Adiba, Plot No. 272, 4th Floor
Udyog Vihar, Phase II, Sector-20
Gurugram-122008, Haryana, India
+91-124-4591700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

___________________________

With copies to:

Jocelyn Arel

Robert Masella

Leonard Wood

Goodwin Procter LLP

620 Eighth Avenue

New York, NY 10018
(212) 459-7058

___________________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 3 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Yatra Online, Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), with the Securities and Exchange Commission on September 1, 2026, as amended by Amendment No. 1 thereto filed on September 1, 2026, and Amendment No. 2 thereto filed on September 14, 2026 (“Amendment No. 2”). The Statement relates to the unsolicited partial tender offer by Magna Holdings Ltd., a British Virgin Islands private company limited by shares, to purchase up to 20,000,000 of the issued and outstanding ordinary shares of the Company, par value $0.0001 per share (the “Shares”), representing approximately 31% of the Company’s issued and outstanding Shares (on an as-converted basis) as of June 30, 2026, for $1.10 per Share in cash, without interest and less any applicable withholding taxes. Except as otherwise set forth in this Amendment, the information set forth in the Statement remains unchanged. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Statement.

The Statement is hereby amended and supplemented as follows:

Item 2. Identity and Background of Filing Person

The paragraph in the section entitled “Tender Offer” in Item 2 of the Statement beginning “According to the Schedule TO, as amended on September 11, 2026, the Offeror has stated that it currently has more than $23 million in cash on hand” is hereby amended and restated in its entirety as follows:

According to the Schedule TO, as amended on September 11, 2026 and September 18, 2026, the Offeror has stated that it currently has more than $23 million in cash on hand from committed equity (as opposed to debt financing), of which $23,161,000 is currently available for the purchase of Shares tendered in the Offer, and that it believes such cash will be sufficient to fund the purchase of all Shares tendered in the Offer. The Offeror has stated that such cash was raised between April 2026 and August 2026 through the sale of shares of the Offeror to investors for purposes of the Offer. The Offeror has not identified any of those investors or disclosed the terms on which such shares were sold, and has not provided financial statements, stating its belief that its financial statements are not material to persons considering the Offer.

The section entitled “Tender Offer” in Item 2 of the Statement is hereby further amended and supplemented by inserting the following sentence at the end of the paragraph beginning “According to the Schedule TO, the registered office address of the Offeror is Commerce House”:

The Schedule TO, as amended on September 18, 2026, also sets forth the material occupations, positions, offices and employment of each of the Offeror’s three directors during the past five years.

Item 4. The Solicitation or Recommendation

The first paragraph in the section entitled “The Magna Offer” in Item 4 of the Statement, as amended by Amendment No. 2, is hereby amended and supplemented by adding the following sentence after the sentence beginning “On September 11, 2026, the Offeror filed with the SEC Amendment No. 1 to the Schedule TO”:

On September 18, 2026, the Offeror filed with the SEC Amendment No. 2 to the Schedule TO, together with Amendment No. 1 to the Amended Offer to Purchase, providing additional information regarding the Offeror’s directors and the source of its funds and stating that the terms and conditions of the Offer were otherwise unchanged.

The second and third paragraphs following the heading “3. The Offeror is a recently formed entity with no operating history. The Offeror has provided no financial statements, and it has disclosed no verifiable information from which shareholders could assess its ability to pay for the Shares. Shareholders know nothing further about the Offeror, which seeks to become the Company’s dominant shareholder.” in Item 4 of the Statement, as amended by Amendment No. 2 (beginning, respectively, “To be clear to shareholders” and “Although the Offeror has stated that it has more than $23 million”), are hereby amended and restated in their entirety as follows:

Until September 18, 2026, the Schedule TO disclosed no information regarding the professional backgrounds of the Offeror’s directors other than the principal occupation of each. The Schedule TO, as amended on September 18, 2026, describes the material occupations of each of Anita Mitesh Master, Tanuja Nair and Bibi Nafichia Auckbaraullee

during the past five years. Despite the Company’s research efforts, the Company does not know anything about the Offeror’s directors beyond what the Offeror has disclosed, and the Company similarly does not know who the Offeror is or anything about its background or connections to other persons or entities, including possibly connections to current shareholders, beyond what the Offeror has disclosed.

Although the Offeror has stated that it has more than $23 million in cash on hand from committed equity, of which it states $23,161,000 is currently available and which the Offeror believes will be sufficient to fund the purchase of all the Shares tendered in the Offer, and has disclosed that such cash was raised between April 2026 and August 2026 through the sale of shares of the Offeror to investors for purposes of the Offer, the Offeror has not identified any of those investors or disclosed the terms on which such shares were sold, has declined to provide its financial statements, stating its belief that they are not material to persons considering the Offer, and has disclosed no other information from which shareholders could evaluate the Offeror’s financial capacity to consummate the Offer. Because the Offeror is newly formed and has no operating history, shareholders likewise have no track record of completed transactions by which to assess the likelihood that the Offeror will perform its obligations under the Offer. The Board believes that this absence of information, paired with an Offer that substantially undervalues the Company and the discretionary conditions described below, compounds the uncertainty as to whether tendering shareholders will ever receive the Offer consideration.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: September 21, 2026

YATRA ONLINE, INC.
By:	/s/ Siddhartha Gupta
Siddhartha Gupta
Chief Executive Officer

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